UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10 - SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                 (Name of small business issuer in our charter)

            Florida                          5900                     866-816-2065
(State or other jurisdiction of  (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)   Classification Code Number)   Identification Number)

108 Royal St.
New Orleans, LA                                                     70130

(Address of principal executive offices)                         (Zip Code)


                   Registrant's telephone number 504-598-4877

                                 Richard Smitten
                                  108 Royal St.
                              New Orleans, LA 70130
                                  504-561-1104
            (Name, address and telephone number of agent for service)

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

100,000,000 shares of common stock, no par value

10,000,000 shares of special stock [preferred], no par value

                                TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS................................................................................3
   RISK FACTORS.........................................................................................................5
   Our poor financial condition raises substantial doubt about our ability to continue as a going concern.  You will be unable to determine whether we will ever become profitable...................................................5
         Our officer, director and principal stockholder can exert control over matters TABLE OF CONTENTS
   requiring stockholder approval.......................................................................................5
   Our management decisions are made by our founder and Chairman of the Board, Mr. Richard Smitten; if we lose his services, our revenues may be reduced............................................................................5
   Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all of which are not independent, to perform these functions...........................................6
PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS............................................7
PART I - ITEM 3. DESCRIPTION OF PROPERTY................................................................................8
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.........................................8
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS..........................................9
PART I - ITEM 6. EXECUTIVE COMPENSATION.................................................................................9
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................................................10
PART I - ITEM 8.  DESCRIPTION OF SECURITIES............................................................................10
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.............................................11
PART II - ITEM 2. LEGAL PROCEEDINGS....................................................................................13
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.................13
PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.............................................................13
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS............................................................14
PART III - ITEM 1.  EXHIBITS...........................................................................................17

PART I - ITEM 1. DESCRIPTION OF BUSINESS

Business Development

We were incorporated in Canada on January 15, 1990 under the name Creemore Star Printing, Inc. We operated our printing business until 1999, when unfavorable economic conditions caused us to discontinue operations. We changed our name to Smitten Press: Local Lore and Legends, Inc. on July 15, 2003.

Since our name change, we have reactivated our business with the following focus:

      o     Refining our business plan

      o     Obtaining and developing necessary rights to sell our products

      o     Developing our website at www.smittenpress.com

      o Preparing to sell products through rack jobbers, or persons who set up and maintain newspaper-style boxes, as well as from our website.

Products

We are a publisher and distributor of the Local Lore and Legends series of magazines.

We will use local lore and legends as the center core idea to develop a group of 10-20 page illustrated magazines that describe in both words and pictures and in specific detail the basic story that surrounds a particular myth or legend in a particular local geographic area. As we are based in New Orleans, Louisiana, we will begin with stories surrounding the local lore and legends that permeate the New Orleans culture. This concept of local lore and legends is expandable on a national basis and can include the local lore and legends of many different locations, concentrating initially on tourist destinations such as Tampa FL, St. Augustine FL, Miami FL, Pensacola FL, Savannah GA, Charleston SC, New York, NY, Chicago IL, San Francisco CA, and Palm Springs CA.

There will be five magazines to each rack. The racks can be placed on top of each other in a modular design to accommodate ten magazines or more. The magazines will be placed into the various locations on a consignment basis and paid for weekly

For example, the initial series of five illustrated publications is anticipated to cover local lore and legends in New Orleans, with titles such as:

         Book 1 - Andrew Jackson and the Battle of New Orleans- "Gentlemen, the
                  British are below the city! We mist fight them tonight."

         Book 2 - History of Slavery in New Orleans Slavery during the 16th to
                  18th centuries

         Book 3 - The Legend of Marie Laveau Voodoo Queen of New Orleans

         Book 4 - The Story of Mardi Gras "Mardi Gras Indians are secretive because only certain people participated in masking -- people with questionable character. In the old day, the Indians were violent; Indians would meet on Mardi Gras, it was a day to settle scores."

         Book 5 - Jean Lafitte-Famous Pirate and Hero of the Battle of New
                  Orleans "He left a corsair "s name to other times; Linked one virtue to a thousand crimes."

         -- Lord Byron

Marketing

The local lore and legends magazines, once published, will be placed in their own unique metal racks and distributed by rack jobbers, people who place displays or racks in tourist stores offering attractions, rides and places to visit. As the rack jobber returns to fill the rack, they collect for the magazines already sold.

We will also market these magazines on our website at www.smittenpress.com. Nothing on that website is part of this prospectus.

Proprietary Rights

We have the exclusive rights to market local lore and legend magazines written or developed by or through Mr. Smitten. We issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights at $.001 per share based upon the time, efforts and funds he had expended in developing these rights.

Competition

All aspects of our business involve distribution and sale or publications.

The magazine selling businesses are highly competitive. There are many competing publications distributed and placed by rack jobbers. A significant number of e-commerce book selling Web sites were launched. Despite recent failures in other areas of the e-commerce sector, we expect online selling of publications competition to remain intense. Increased competitiveness among rack jobber distributors and online retailers may result in reduced operating margins and a potential loss of market share.

Seasonality

Smitten Press anticipates experiencing seasonality in its business, reflecting a combination of seasonal fluctuations in tourism in the destinations in which we distribute local lore and legends magazines and in Internet usage and traditional retail seasonality patterns, such as heavier buying during the year-end holiday season.

Employees

We have one employee, our Chairman of the Board Mr. Smitten. He currently devotes approximately 20% of his time to our business and anticipates that during the next 12 months he will continue to devote approximately 20% of his time to our business.

The number of employees we will hire will be dependent upon the amount of money we anticipate we will have available to fund these positions.

RISK FACTORS

OUR POOR FINANCIAL CONDITION RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. YOU WILL BE UNABLE TO DETERMINE WHETHER WE WILL EVER BECOME PROFITABLE.

As reflected in our financial statements, we have had no activity for the period end September 30, 2004 and have an accumulated deficit of $102,544 at September 30, 2004. We are a development stage company with no revenues. In addition, as of September 30, 2004, we had only $76 of current cash available. Our current cash resources of $76 are sufficient to satisfy our cash requirements over the next 12 months if we remain inactive. We will need to secure a minimum of $65,000 in funds to finance our business in the next 12 months, which funds will be used for product development and sales and marketing. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding.

Accordingly, our accountants have indicated in their report for the years ended December 31, 2003 and 2002 there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan. Because we are currently operating without revenues, an investor cannot determine if we will ever become profitable.

OUR OFFICER, DIRECTOR AND PRINCIPAL STOCKHOLDER CAN EXERT CONTROL OVER MATTERS REQUIRING STOCKHOLDER APPROVAL.

Our executive officer, director Richard Smitten, and holder of 5% or more of our outstanding common stock beneficially owns approximately 45.56% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

OUR MANAGEMENT DECISIONS ARE MADE BY OUR FOUNDER AND CHAIRMAN OF THE BOARD, MR. RICHARD SMITTEN; IF WE LOSE HIS SERVICES, OUR REVENUES MAY BE REDUCED.

The success of our business is dependent upon the expertise of our Chairman of the Board, Mr. Richard Smitten. Because Mr. Smitten is essential to our operations, you must rely on his management decisions. Our Chairman of the Board, Mr. Richard Smitten will continue to control our business affairs after the filing. We have not obtained any key man life insurance relating to Mr. Richard Smitten. If we lose his services, we may not be able to hire and retain another Chairman of the Board with comparable experience. As a result, the loss of Mr. Richard Smitten's services could reduce our revenues.

THE PERSON RESPONSIBLE FOR MANAGING OUR BUSINESS, MR. RICHARD SMITTEN, WILL DEVOTE LESS THAN FULL TIME TO OUR BUSINESS, WHICH MAY REDUCE OUR REVENUES.

We currently have no employees other than Mr. Smitten. In his capacity as founder and Chairman of the Board, Mr. Smitten currently devotes approximately 20% of his time to our business and anticipates that during the next 12 months he will devote approximately 20% of his time to our business. Mr. Smitten may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

BECAUSE THERE IS NOT NOW AND MAY NEVER BE A PUBLIC MARKET FOR OUR COMMON STOCK, INVESTORS MAY HAVE DIFFICULTY IN RESELLING THEIR SHARES.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investor's ability to resell their shares.

SALES OF OUR COMMON STOCK UNDER RULE 144 COULD REDUCE THE PRICE OF OUR STOCK.

There are 10,250,000 shares of our common stock held by Mr. Smitten that Rule 144 of the Securities Act of 1933 defines as restricted securities. There are 12,000,000 shares of our common stock held by non-affiliates that are also restricted securities but which securities may currently be resold under Rule 144(k).

All of our shares will be eligible for resale no later than 90 days after this registration statement is declared effective, however affiliates will still be subject to the resale restrictions of Rule 144. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least one year, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. These restrictions do not apply to resales under Rule 144(k).

As a result of the provisions of Rule 144 , all of the restricted securities could be available for sale in a public market, if developed, no later than 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

BECAUSE WE DO NOT HAVE AN AUDIT OR COMPENSATION COMMITTEE, SHAREHOLDERS WILL HAVE TO RELY ON THE ENTIRE BOARD OF DIRECTORS, ALL OF WHICH ARE NOT INDEPENDENT, TO PERFORM THESE FUNCTIONS.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. Mr. Smitten, the sole member of the board of directors, is not an independent director. Thus, there is a potential conflict in that the board member who is management will participate in discussions concerning management compensation and audit issues that may affect management decisions.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

We were incorporated in Canada on January 15, 1990 under the name Creemore Star Printing, Inc. We operated our printing business until 1999, when unfavorable economic conditions caused us to discontinue operations. We changed our name to Smitten Press: Local Lore and Legends, Inc. on July 15, 2003.

Since our name change, we have reactivated our business with the following focus:

      o     Refining our business plan

      o     Obtaining and developing necessary rights to sell our products

      o     Developing our website at www.smittenpress.com

      o Preparing to sell products through rack jobbers, or persons who set up and maintain newspaper-style boxes, as well as from our website.

We are authorized to issue an unlimited number of shares of no par value common stock of which 22,250,000 shares are outstanding as of December 31, 2004. We are authorized to issue an unlimited number of shares of no par value special or preferred stock, of which no shares are currently outstanding.

Plan of Operations

---------------------------- ---------------------- ------------------------ ----------------------
Event                        Actions                Time                     Total estimated cost
---------------------------- ---------------------- ------------------------ ----------------------
Creation of first 5          Production of Art      2 months after           $10,000
local lore and legend        and Copy               receipt of funding
magazines
---------------------------- ---------------------- ------------------------ ----------------------
                             Printing of first      2 months after           $5,000
                             1000 copies of each    completion of art
                             of 5 magazines         and copy
---------------------------- ---------------------- ------------------------ ----------------------
                             Build 500 display      2 months after           $5,000
                             wire rack systems      completion of art
                                                    and copy
---------------------------- ---------------------- ------------------------ ----------------------
                             Secure rack jobbers    2 month after rack       $5,000
                             and point of           systems are
                             purchase locations     completed and
                                                    magazines published
---------------------------- ---------------------- ------------------------ ----------------------
                             Secure additional      6 months after           $15,000
                             inventory              initial sales
                                                    commence
---------------------------- ---------------------- ------------------------ ----------------------
Creation of additional                              6 months after           $25,000
local lore and legend                               initial sales
magazines                                           commence
---------------------------- ---------------------- ------------------------ ----------------------

As reflected in our financial statements, we have had no activity for the period end September 30, 2004 and have an accumulated deficit of $102,544 at September 30, 2004. We are a development stage company with no revenues. In addition, as of September 30, 2004, we had only $76 of current cash available. Our current cash resources of $76 are sufficient to satisfy our cash requirements over the next 12 months if we remain inactive. We will need to secure a minimum of $65,000 in funds to finance our business in the next 12 months, which funds will be used for product development and sales and marketing. However in order to become profitable we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding.

Accordingly, our accountants have indicated there is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan.

PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our principal executive offices are located at the residence of our president at 108 Royal St., New Orleans, LA 70130. No rent is charged. Our telephone number is 504-561-1104.

We believe that our facilities are adequate to meet our current needs. However, as we begin to implement our business plan, we will need to locate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future. Our offices are in good condition and are sufficient to conduct our operations.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

---------------------------- -------------------------- ------------------------
Name address of beneficial   Amount of beneficial       Percentage
owner                        owner ship
---------------------------- -------------------------- ------------------------
Richard Smitten              10,250,000                 45.56
108 Royal St.,
New Orleans, LA 70130
---------------------------- -------------------------- ------------------------
All directors and            10,250,000                 45.56
executive officers as
a group (one person)
---------------------------- -------------------------- ------------------------

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 22,250,000 shares of common stock outstanding as of December 31, 2004.


PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our director and executive officer is as follows:

----------------------------------- ---------- ---------------------------------
     Name                           Age             Position
----------------------------------- ---------- ---------------------------------

Richard Smitten                      63        Chairman of the Board
----------------------------------- ---------- ---------------------------------

Mr. Richard Smitten joined us upon our name change in July 2003. From July 1985 to date, has been an author. He has written and published 11 books. Prior to 1985 Mr. Smitten was the executive vice-president of MTS International a global personnel company. Before that, Mr. Smitten was the Canadian marketing director for the Vicks consumer goods company, makers of Vicks Vaporub and cold products, Lavoris and Clearasil. Mr. Smitten is a graduate of University of Western Ontario, located in London Ontario. His last two books were on the stock market and written for Trader's Press and John Wiley and Sons. Since June 1994, Mr. Smitten has been president and chairman of the board of Stock Market Solutions, Inc., a company developing a computer based stock trading system.

Our bylaws provide that the board of directors shall consist of a minimum of one member until changed by amendment to the applicable section of the bylaws, adopted by the majority of the voting power of the corporation. There is currently only one director. It is anticipated that upon commencement of their employment, Messrs. Thornton, Leitzke, and Kranyak will be elected as interim directors under the terms of our bylaws until the next election of directors, when they will stand for reelection with Mr. Smitten.

Family Relationships

There are no family relationships among our officer, director, or persons nominated for or anticipated to assume such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings in the last 2 years that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

From inception to date, we have not paid any compensation to our officer and director.

We have no employment agreement with or key person insurance on Mr. Smitten.

Board Compensation

Our director does not receive cash compensation for his services as director.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have the exclusive rights to market local lore and legend magazines written or developed by or through Mr. Smitten. We obtained these rights from Mr. Richard Smitten in 2004.

In June, 2003, we issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights at $.001 per share based upon the amount of time, effort and funds he had expended in developing these rights.

Office space is provided on a month-to-month basis by our CEO for no charge and is of nominal value through September 30, 2004.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part. For a detailed description of the provisions of our articles of incorporation and bylaws, you should review these exhibits in their entirety.

Common Stock

We are authorized to issue an unlimited number of shares of common stock. As of the date of this registration statement, there were 22,500,000 shares of common stock issued and outstanding held by approximately 53 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Shares

We are authorized to issue an unlimited amount of preferred shares which are titled as special shares in our Canadian Articles of Incorporation. As of the date of this registration statement, there are no preferred shares outstanding.

Preferred stock may be issued with preferences and designations as the Board of Directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Our Articles of Incorporation provide that our preferred shares, if and when issued, shall have a non-cumulative dividend of 10% per annum and may be redeemed under certain circumstances. They have no voting rights unless dividends are not paid for two years and then only limited voting rights.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our preferred shares, if and when issued, will have dividend rights as specified in the Articles of Incorporation. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.


PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

      o Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

      o Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

      o Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and

      o Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

The Over-the-Counter Bulletin Board

The over-the-counter bulletin board is separate and distinct from the Nasdaq stock market. Nasdaq has no business relationship with issuers of securities quoted on the over-the-counter bulletin board. The SEC's order handling rules, which apply to Nasdaq-listed securities don't apply to securities quoted on the bulletin board.

Although the Nasdaq stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the over-the-counter bulletin board has no listing standards. Rather, it is the market maker, who chooses to quote a security on the system, files the application and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the over-the-counter bulleting board rather than on Nasdaq. Investors' orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with Nasdaq-listed securities.

Investors must contact a broker dealer to trade bulletin board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders
- an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for Nasdaq-listed securities.

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

We have the exclusive rights to market local lore and legend magazines written or developed by or through Mr. Smitten. We obtained these rights from Mr. Richard Smitten in 2004.

In June, 2003, we issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights at $.001 per share based upon the amount of time, effort and funds he had expended in developing these rights.

These shares were issued in reliance upon Section 4(2) of the 1933 Act in view of the following:

      o None of these issuances involved underwriters, underwriting discounts or commissions.

      o Restrictive legends were and will be placed on all certificates issued as described above.

      o The distribution did not involve general solicitation or advertising.

      o The distributions were made only to investors who were sophisticated enough to evaluate the risks of the investment.

Although some of the investors may have also been accredited, we provided the following to all investors:

      o     Access to all our books and records.

      o Access to all material contracts and documents relating to our operations.

      o The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to visit and/or review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business.


PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Ontario Business Corporations Act

R.S.O. 1990, CHAPTER B.16

136. (1) A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if,

(a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. R.S.O. 1990, c. B.16, s. 136 (1).

(2) A corporation may, with the approval of the court, indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in clauses (1) (a) and (b). R.S.O. 1990,
c. B.16, s. 136 (2).

(3) Despite anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity,

(a) was substantially successful on the merits in his or her defence of the action or proceeding; and

(b) fulfils the conditions set out in clauses (1) (a) and (b). R.S.O. 1990, c. B.16, s. 136 (3).

(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person,

(a) in his or her capacity as a director or officer of the corporation, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the corporation; or

(b) in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation's request, except where the liability relates to the person's failure to act honestly and in good faith with a view to the best interests of the body corporate. R.S.O. 1990, c. B.16, s. 136 (4).

(5) A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit. R.S.O. 1990, c. B.16, s. 136
(5).

(6) Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel. R.S.O. 1990, c. B.16, s. 136 (6).

137. Subject to the articles, the by-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation. R.S.O. 1990, c. B.16, s. 137.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

PART F/S. FINANCIAL STATEMENTS


                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

                   Smitten Press: Local Lore and Legends, Inc.
                          (A Development Stage Company)


                                    Contents


                                                                        Page(s)
                                                                        -------

Report of Independent Registered Public Accounting Firm                    1

Balance Sheet                                                              2

Statement of Operations                                                    3

Statement of Changes in Stockholders' Deficiency                           4

Statement of Cash Flows                                                    5

Notes to Financial Statements                                             6-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of:
    Smitten Press: Local Lore and Legends, Inc.

We have audited the accompanying balance sheet of Smitten Press: Local Lore and Legends, Inc. (a development stage company) as of December 31, 2003 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2003 and 2002 and for the period from June 1, 2003 (inception of development stage) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Smitten Press: Local Lore and Legends, Inc. (a development stage company) as of December 31, 2003, and the results of its operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2003 and 2002 and for the period from June 1, 2003 (inception of development stage) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, reflected in the accompanying financial statements, the Company has no activity for the year ended December 31, 2003, accumulated deficit of $102,520 at December 31, 2003 and is a development stage company with no revenues. Those matters raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SALBERG & COMPANY, P.A.
Boca Raton, Florida
November 19, 2004

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 2003


                                     ASSETS

Current Assets                                                   $         --
                                                                 ------------
Total Assets                                                     $         --
                                                                 ------------

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities                                              $         --
                                                                 ------------
Total Current Liabilities                                                  --
                                                                 ------------

Total Liabilities                                                          --
                                                                 ------------

Commitments and Contingencies (Note 2)

Stockholders' Deficiency
    Special shares, no par value, unlimited shares
       authorized, none issued and outstanding                             --

    Common stock, no par value, unlimited shares
       authorized, 22,250,000 issued and outstanding                  102,520

    Accumulated deficit                                              (102,520)
                                                                 ------------
                                                                           --
                                                                 ------------
Total Stockholders' Deficiency                                             --
                                                                 ------------

Total Liabilities and Stockholders' Deficiency                   $         --
                                                                 ============


              See accompanying notes to the financial statements.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS


                                                                                        Period from
                                                                                 June 1, 2003 (inception
                                                  Year Ended December 31,       of development stage) to
                                                  2003              2002            December 31, 2003
                                              ------------      ------------    ------------------------

Revenues                                      $         --      $         --        $        --


Operating Expenses                                      --                --                 --

                                              ------------      ------------        -----------

Net Income/(Loss)                             $         --      $         --        $        --
                                              ============      ============        ===========

Net Loss per share - Basic and diluted        $         --      $         --        $        --
                                              ============      ============        ===========

Weighted Average Shares Outstanding
  - Basic and diluted                           17,616,438        12,000,000         21,624,413
                                              ============      ============        ===========


              See accompanying notes to the financial statements.

                   SMITTEN PRESS: LOCAL LRE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS

                                                                                           For the period from
                                                                                               June 1, 2003
                                                              Year Ended December 31,        (Inception) to
                                                              2003              2002        December 31, 2003
                                                          ------------      ------------   -------------------
Cash Flows from Operating Activities:
    Net loss                                              $         --      $         --      $        --
    Adjustment to reconcile net loss to net cash
       used in operating activities:                                --                --               --

    Changes in operating assets and liabilities:
       Increase (decrease) in:                                      --                --               --

                                                          ------------      ------------      -----------
Net Cash Used in Operating Activities                               --                --               --
                                                          ------------      ------------      -----------

Cash Flows from Investing Activities:

                                                          ------------      ------------      -----------
Net Cash Used in Investing Activities                               --                --               --
                                                          ------------      ------------      -----------

Cash Flows from Financing Activities:
                                                                            ------------      -----------

                                                          ------------      ------------      -----------
Net Cash Provided by Financing Activities                           --                --               --
                                                          ------------      ------------      -----------

Net Increase (Decrease) in Cash and Cash Equivalents                --                --               --

Cash and Cash Equivalents at Beginning of Period                                                       --
                                                          ------------      ------------      -----------

Cash and Cash Equivalents at End of Period                $         --      $         --      $        --
                                                          ============      ============      ===========

Supplemental Disclosure of Cash Flow Information
Cash Paid for:
    Interest                                              $         --      $         --      $        --
                                                          ============      ============      ===========
    Taxes                                                 $         --      $         --      $        --
                                                          ============      ============      ===========

               See accompanying notes to the financial statements.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES TO STOCKHOLDERS' DEFICIENCY

                                                    Common Stock
                                            --------------------------      Accumulated
                                              Shares          Amount          Deficit         Total
                                            ----------      ----------      ----------     -----------

Balance - December 31, 2001                 12,000,000      $  102,520      $ (102,520)     $     --

Balance - December 31, 2002                 12,000,000         102,520        (102,520)           --

Stock issued for book rights                10,250,000              --              --            --
                                            ----------      ----------      ----------     -----------

Balance, December 31, 2003                  22,250,000      $  102,520      $ (102,520)     $     --
                                            ==========      ==========      ==========     ===========


               See accompanying notes to the financial statements.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) DESCRIPTION OF BUSINESS

         Smitten Press: Local Lore and Legends, Inc. (the "Company") was incorporated under the laws of the Canada in January 15, 1990 under the name Creemore Star Printing, Inc. The name was changed to Smitten
         Press: Local Lore and Legends, Inc. on July 15, 2003. The Company was inactive until June 1, 2003 when it entered the development stage. The Company offers magazines and books for sale.

         Activities during the development stage include development of a business plan, obtaining and developing necessary rights to sell our products and developing a website.

         (B) BASIS OF PRESENTATION AND FOREIGN CURRENCY

         The accompanying financial statements are presented under accounting principles generally accepted in the United States of America and in United States dollars.

         The functional currency of the Company is the Canadian dollar. The accounts of the Canadian company are translated to United States dollars using the current rate method. Under the current rate method, all assets and liabilities are translated using exchange rates at the balance sheet date. Revenue and expense items are translated using the average rate of exchange prevailing during the period. Capital transactions are translated at their historical rates. Exchange gains and losses resulting from translation of foreign currencies are recorded in stockholders' deficiency as a cumulative translation adjustment and reflected as a component of other accumulated comprehensive income or loss.

         Gains and losses resulting from foreign currency transactions are recognized in operations of the period incurred.

         (C) USE OF ESTIMATES

         In preparing financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods presented. Actual results may differ from these estimates.

         Significant estimates in 2003 include an estimate of the deferred tax asset valuation allowance and valuation of stock based payment for marketing rights.

         (D) CASH EQUIVALENTS

         For the purpose of the cash flow statement, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


         (E) WEBSITE DEVELOPMENT COSTS

         In accordance with EITF Issue No. 00-2, the Company accounts for its website in accordance with Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1").

         SOP 98-1 requires the expensing of all costs of the preliminary project stage and the training and application maintenance stage and the capitalization of all internal or external direct costs incurred during the application development stage. The Company amortizes the capitalized cost of software developed or obtained for internal use over an estimated life of three years.

         (F) STOCK-BASED COMPENSATION

         The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148 "Accounting for Stock Based Compensation - Transition and Disclosure," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

         The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.

         (G) PROMOTER CONTRIBUTION AND CONTRIBUTED SERVICES

         The Company accounts for assets provided to the Company by promoters in exchange for capital stock at the promoter's original cost basis. The value of services provided to the Company by its sole officer was nominal through December 31, 2003. Accordingly, no expense has been recognized.

         (H) REVENUE RECOGNITION

         The Company intends on recognizing revenues in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin 104. Revenue will be recognized when persuasive evidence of an arrangement exists, as services are provided or when product is delivered, and when collection of the fixed or determinable selling price is reasonable assured.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


         (I) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

         (J) COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) includes net loss as currently reported by the Company adjusted for other comprehensive income, net of comprehensive losses. Other comprehensive income for the Company consists of unrealized gains and losses related to the Company's foreign currency cumulative translation adjustment. The comprehensive loss for the period presented in the accompanying financials statements was not material.

         (K) FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

         At December 31, 2003 there were no financial instruments recorded.

         (L) NEW ACCOUNTING PRONOUNCEMENTS

         The Financial Accounting Standards Board has recently issued several new accounting pronouncements, which may apply, to the Company.

         In May 2003, the FASB issued SFAS No. 149; Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149") which provides for certain changes in the accounting treatment of derivative contracts. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The guidance should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

         In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position, results of operations or liquidity.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for the Company for financial statements of interim periods beginning July 1, 2003.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which represents an interpretation of Accounting Research Bulletin No. 51 ("ARB 51"), "Consolidated Financial Statements". ARB 51 requires that a Company's financial statements include subsidiaries in which the Company has a controlling financial interest. That requirement usually has been applied to subsidiaries in which the Company has a majority voting interest. However, the voting interest approach is not effective in identifying controlling financial interests in entities (referred to as " variable interest entities") that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. FIN 46 provides guidance on identifying variable interest entities and on assessing whether a Company's investment in a variable interest entity requires consolidation thereof. FIN 46 is effective immediately for investments made in variable interest entities after January 31, 2003 and it is effective in the first fiscal year or interim period beginning after June 15, 2003 for investments in variable interest entities made prior to February 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position, results of operations, or liquidity.


NOTE 2  COMMITMENTS AND CONTINGENCIES

In exchange for a total of 10,250,000 of the Company's common shares, the Company entered into a Literary Marketing Rights Agreements with Richard Smitten. Under the agreement, Richard Smitten grants the Company a perpetual exclusive right to market local lore and legend magazines written or developed by or through Richard Smitten. As Mr. Smitten is considered a promoter to the Company, the intangible rights were recorded on the Company's records at their

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


original cost basis to Richard Smitten of zero as determined under U.S. Generally Accepted Accounting Principles.


NOTE 3   STOCKHOLDERS' DEFICIENCY

In January 1990 the Company issued 12,000,000 common shares in return for printing equipment and goodwill. The assets were valued at $120,000 based on a contemporaneous offering price of $0.001 per common share and subsequently impaired and expensed.

In June 2003, the Company issued 10,250,000 share to R. L. Smitten for perpetual exclusive rights to market local lore and legend magazines. There was no net accounting effect of this transaction. (See Note 2)


NOTE 4   INCOME TAXES

There was no income tax expense for the years ended December 31, 2003 due to the Company's inactivity. As there were no expenses for any period, there is no reconciliation of expected to actual tax expense and there are no deferred tax assets or liabilities at December 31, 2003.


NOTE 5  RELATED PARTIES

Office space is provided on a month-to-month basis by our CEO for no charge, however, for all periods presented, the value was De Minimis.

A promoter contributed certain rights to the Company for 10,250,000 common shares. (See Notes 2 and 3)


NOTE 6  GOING CONCERN

As reflected in the accompanying financial statements, the Company has had no activity for the year ended December 31, 2003 and has an accumulated deficit of $102,520 at December 31, 2003 and is a development stage company with no revenues. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues. The Company entered into a Literary Marketing Rights Agreements during 2003 and plans to raise capital with a stock offering in 2005. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                                   (UNAUDITED)

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS


                                                                       Page(s)
                                                                       -------

Balance Sheet                                                             1

Statement of Operations                                                   2

Statement of Cash Flows                                                   3

Notes to Financial Statements                                             4

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2004
                                   (UNAUDITED)


                                     ASSETS

Current Assets
    Cash                                                           $         76
                                                                   ------------
Total Assets                                                       $         76
                                                                   ============

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
    Note Payable- Stockholder                                      $        100
                                                                   ------------
Total Current Liabilities                                                   100
                                                                   ------------

Total Liabilities                                                           100
                                                                   ------------

Commitments and Contingencies (Note 2)

Stockholders' Deficiency
    Special shares, no par value, unlimited shares
      authorized, none issued and outstanding                              --

    Common stock, no par value, unlimited shares
      authorized, 22,250,000 issued and outstanding                     102,520

    Accumulated deficit                                                (102,544)
                                                                   ------------
                                                                            (24)
                                                                   ------------
Total Stockholders' Deficiency                                              (24)
                                                                   ------------

Total Liabilities and Stockholders' Deficiency                     $         76
                                                                   ============


                See accompanying notes to financial statements.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                        Nine Months                    Period from
                                                           Ended                June 1, 2003 (inception
                                                       September 30            of development stage) to
                                                 2004                2003          September 30, 2004
                                             ------------        ------------  ------------------------

Revenues                                     $         --        $         --       $         --


Operating Expenses
     General and Administration                       (24)                 --                (24)

                                             ------------        ------------       ------------
Total Operating Expenses                              (24)                 --                (24)


Net Income/(Loss)                            $        (24)       $         --       $        (24)
                                             ============        ============       ============


Net Loss per share - Basic and diluted       $         --        $         --       $         --
                                             ============        ============       ============

Weighted Average Shares Outstanding
  - Basic and diluted                          22,250,000                  --         12,498,457
                                             ============        ============       ============


                See accompanying notes to financial statements.

                   SMITTEN PRESS: LOCAL LRE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                                   (UNAUDITED)

                                                                Nine Months         For the period from
                                                                   Ended                June 1, 2003
                                                                September 30,          (Inception) to
                                                            2004           2003      September 30, 2004
                                                         ---------      ----------  -------------------
Cash Flows from Operating Activities:
    Net loss                                             $     (24)     $       --     $      (24)
    Adjustment to reconcile net loss to net cash
       used in operating activities:                            --              --             --

    Changes in operating assets and liabilities:
       Increase (decrease) in:                                  --              --             --

                                                         ---------      ----------     ----------
Net Cash Used in Operating Activities                          (24)             --            (24)
                                                         ---------      ----------     ----------

Cash Flows from Investing Activities:

                                                         ---------      ----------     ----------
Net Cash Used in Investing Activities                           --              --             --
                                                         ---------      ----------     ----------

Cash Flows from Financing Activities:
    Proceeds fron note payable- related party                  100              --            100

                                                         ---------      ----------     ----------
Net Cash Provided by Financing Activities                      100              --            100
                                                         ---------      ----------     ----------

Net Increase (Decrease) in Cash and Cash Equivalents            76              --             76

Cash and Cash Equivalents at Beginning of Period                --              --             --
                                                         ---------      ----------     ----------

Cash and Cash Equivalents at End of Period               $      76      $       --     $       76
                                                         =========      ==========     ==========

Supplemental Disclosure of Cash Flow Information
Cash Paid for:
    Interest                                             $      --      $       --     $       --
                                                         =========      ==========     ==========
    Taxes                                                $      --      $       --     $       --
                                                         =========      ==========     ==========


                See accompanying notes to financial statements.

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2004
                                   (UNAUDITED)

Note 1 - Description of Business

Smitten Press: Local Lore and Legends, Inc. (the "Company") was incorporated under the laws of the Canada in January 15, 1990 under the name Creemore Star Printing, Inc. The name was changed to Smitten Press: Local Lore and Legends, Inc. on July 15, 2003. The Company was inactive until June 1, 2003 when it entered the development stage. The Company offers magazines and books for sale.

Activities during the development stage include development of a business plan, obtaining and developing necessary rights to sell our products and developing a website.

Note 2 - Basis of Presentation

The accompanying unaudited financial statements have been prepared with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited financial statements and footnotes for the year ending December 31, 2003 included in the Company's Form 10-KSB.

Note 3 - Going Concern

As reflected in the accompanying financial statements, the Company has had no activity for the period end September 30, 2004 and has an accumulated deficit of $102,544 at September 30, 2004 and is a development stage company with no revenues. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues. The Company entered into a Literary Marketing Rights Agreements during 2003 and plan to raise capital with a stock offering in 2005. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

PART III - ITEM 1.  EXHIBITS

Item 3

        1        Articles of Incorporation of the Registrant.(1)
        2        Bylaws of the Registrant (1)
        3        Certificate of Amendment of Articles of Incorporation
        4        Certificate of Amendment of Articles of Incorporation


Item 4

     1        Form of common stock Certificate of the Registrant.(1)
     2        Form of preferred stock Certificate of the Registrant.(1)


Item 10

     Rights Agreement with Mr. Smitten


Item 23

     Consent of Salberg & Company, P.A.

     All other Exhibits called for by Rule 601 of Regulation SB-2 or SK are not applicable to this filing.

     (1)Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITTEN PRESS:  LOCAL LORE AND LEGENDS, INC. (Registrant)

Date:  February 10, 2005


By: /s/ Richard Smitten
    -----------------------
    President and Principal
    Executive Officer, Principal
    Financial Officer and Principal
    Accounting Officer

                                  EXHIBIT INDEX


Item 3                                                                     Page
                                                                           ----
              1.    Articles of Incorporation of the Registrant
              2.    Bylaws of the Registrant
              3.    Certificate of Amendment of Articles of Incorporation
              4.    Certificate of Amendment of Articles of Incorporation

Item 10

              Rights Agreement with Mr. Smitten

Item 23

              Consent of Salberg & Company, P.A.



                                       17